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                              April 15, 2021

       Evan S. Melrose
       Chief Executive Officer
       Spindletop Health Acquisition Corp.
       7000 N. Mopac, Suite 315
       Austin, TX 78731

                                                        Re: Spindletop Health
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed March 19,
2021
                                                            File No. 333-254531

       Dear Dr. Melrose:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1

       Management, page 123

   1. Please revise your disclosure to more specifically describe your officers' and directors'
                                                        principal occupations
and employment during the past five years. Please refer to Item
                                                        401(e) of Regulation
S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Evan S. Melrose
Spindletop Health Acquisition Corp.
April 15, 2021
Page 2

        You may contact Heather Clark, Staff Accountant, at (202) 551-3624 or Andrew Blume,
Acting Accounting Branch Chief, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at
(202) 551-7844 or Jay Mumford, Special Counsel, at (202) 551-3637 with any other questions.



                                                            Sincerely,
FirstName LastNameEvan S. Melrose
                                                            Division of
Corporation Finance
Comapany NameSpindletop Health Acquisition Corp.
                                                            Office of
Manufacturing
April 15, 2021 Page 2
cc:       Jon Venick
FirstName LastName